Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES THE
RETIREMENT OF PETER DODD AND THE APPOINTMENT OF
CARL F. GIESLER TO BOARD OF DIRECTORS

Calgary, Alberta, April 24, 2012 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX/NYSE: NOA) today announced that Peter Dodd will retire from NAEP’s Board of Directors (“the Board”) and will be replaced by Carl F. Giesler, Jr.  Both Mr. Dodd’s retirement and Mr. Giesler’s appointment will be effective April 24, 2012.

“On behalf of the Board, I thank Peter Dodd for his service to NAEP,” said Chairman of the Board, Ron McIntosh.  “Mr. Dodd joined the Board in June 2009 after retiring as NAEP’s Chief Financial Officer.  The organization has benefited from his wise counsel and strong leadership over the past several years.  His contributions to both the Company and the Board are greatly appreciated and we wish him the very best in his retirement.”

The vacancy created by Mr. Dodd’s retirement will be filled by Carl F. Giesler, Jr. of Harbinger Group Inc. (“HGI”).  A CFA charterholder and Harvard Law School graduate, Mr. Giesler is Managing Director of Investments of HGI and previously served as Vice President and Director of Investments of Harbinger Capital Partners LLC (“Harbinger Capital”), an affiliate of HGI.  Prior to joining Harbinger Capital in 2008, Mr. Giesler was a Managing Director at AIG Financial Products Corp., where he held a leadership role in pursuing principal investment opportunities in the oil and gas sector.  For the previous eight years, he worked as an Investment Banker in Morgan Stanley’s Global Energy Group.

“On behalf of all Directors, I would like to welcome Mr. Giesler to our Board,” added Mr. McIntosh.  “The addition of an individual with diverse experience and a strong background will be an asset.”

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands.  The company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

Kevin Rowand
Director, Strategic Planning & Investor Relations
North American Energy Partners Inc.
Office:       (780) 969-5528
Fax:           (780) 969-5599
Email: krowand@nacg.ca